VEON Average and closing rates of functional currencies to USD Index sheet Average rates Closing rates Consolidated VEON 2Q19 2Q18 YoY 2Q19 2Q18 YoY Consolidated VEON Russian Ruble RUB 64.56 61.80 4.5% 63.08 62.76 0.5% Customers Euro EUR 0.89 0.81 8.8% 0.88 0.81 8.4% Russia Algerian Dinar DZD 119.35 115.80 3.1% 118.65 117.50 1.0% Pakistan Pakistan Rupee PKR 147.06 116.80 25.9% 159.52 121.58 31.2% Algeria Bangladeshi Taka BDT 84.29 83.78 0.6% 84.53 83.78 0.9% Bangladesh Ukrainian Hryvnia UAH 26.56 26.18 1.5% 26.17 26.19 -0.1% Ukraine Kazakh Tenge KZT 380.52 329.63 15.4% 380.53 341.08 11.6% Uzbekistan Uzbekistan Som UZS 8,474.83 8,011.80 5.8% 8,562.34 7,871.66 8.8% Armenian Dram AMD 481.07 482.75 -0.3% 477.11 482.24 -1.1% Kyrgyz Som KGS 69.79 68.50 1.9% 69.49 68.18 1.9% Georgian Lari GEL 2.74 2.45 12.0% 2.87 2.45 17.0%

VEON index page (in USD millions, unless stated otherwise, unaudited) 1Q16 (pro- 2Q16 (pro- FY16 Consolidated* 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 IFRS 16 1Q19** 2Q19 IFRS 16 2Q19** FY17 FY18 forma Warid) forma Warid) Pro-forma Warid Total operating revenue 2,096 2,228 2,362 2,354 2,281 2,417 2,456 2,320 2,250 2,270 2,317 2,249 2,124 2,124 2,261 2,261 9,040 9,474 9,086 Service revenue 2,022 2,158 2,276 2,244 2,202 2,331 2,358 2,214 2,156 2,136 2,151 2,083 2,005 2,005 2,080 2,080 8,700 9,105 8,526 EBITDA 778 811 896 783 861 931 1,042 753 854 857 848 714 1,298 126 1,172 994 129 865 3,268 3,587 3,273 EBITDA margin (%) 37.1% 36.4% 37.9% 33.3% 37.8% 38.5% 42.4% 32.4% 38.0% 37.7% 36.6% 31.8% 61.1% 55.2% 44.0% 38.2% 36.1% 37.9% 36.0% EBIT 297 269 406 91 345 389 544 188 354 383 (391) 208 788 17 772 464 15 449 1,063 1,467 554 Profit/(Loss) before tax 137 82 186 (89) 220 (107) 367 (152) 160 162 (626) 56 609 (29) 638 256 (28) 285 316 328 (248) Net income/(loss) 169 122 445 1,557 (4) (278) 115 (337) (112) (144) 855 (19) 495 (33) 529 69 (23) 92 2,294 (506) 581 Capital expenditures (CAPEX) 203 348 422 770 268 643 406 473 754 492 319 369 445 55 390 554 97 457 1,741 1,791 1,934 CAPEX excluding licenses 158 329 382 754 264 332 398 466 355 402 311 346 441 55 386 547 97 450 1,623 1,459 1,415 CAPEX excluding licenses / revenue 7.5% 13.8% 16.2% 32.0% 11.6% 13.7% 16.2% 20.1% 15.8% 17.7% 13.4% 15.4% 20.7% 18.2% 24.2% 19.9% 17.7% 15.4% 15.6% *Notes: The financial results for Q1 2016 and Q2 2016 are presented on a pro-forma basis assuming that the results of Warid have been consolidated (including intercompany eliminations) within VEON’s results with effect from 1 January 2016, in order to assist with the year on year comparisons. As a result of the termination of the agreement to sell its Pakistan tower business, the Company amended prior periods presented in the interim consolidated financial statements to retrospectively recognize the depreciation charge of USD 25 million that would have been recognized, had the disposal group not been classified as held for sale. ** include IFRS 16 adj's

VEON index page (in millions) Mobile customers 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 FY16 FY17 FY18 Russia 57.7 57.5 58.4 58.3 57.0 58.3 58.8 58.2 56.3 56.4 56.2 55.3 54.2 54.3 58.3 58.2 55.3 Algeria 16.7 16.3 15.9 16.3 16.1 15.5 15.2 15.0 15.3 15.5 15.6 15.8 16.0 15.6 16.3 15.0 15.8 Pakistan 48.3 59.6 51.0 51.6 52.5 52.5 53.1 53.6 55.1 55.5 56.1 56.2 58.3 59.5 51.6 53.6 56.2 Bangladesh 31.6 31.1 29.0 30.4 30.5 30.7 31.4 31.3 32.2 32.0 32.3 32.3 33.0 32.9 30.4 31.3 32.3 Ukraine 25.3 25.4 26.3 26.1 26.0 26.1 26.4 26.5 26.5 26.5 26.6 26.4 26.3 26.2 26.1 26.5 26.4 Uzbekistan 9.5 9.3 9.6 9.5 9.5 9.6 9.5 9.7 9.6 9.3 9.1 9.1 9.0 8.7 9.5 9.7 9.1 Other 15.0 15.1 15.5 15.1 15.2 15.7 16.0 16.2 15.5 14.9 14.8 14.8 14.3 14.7 15.1 16.2 14.8 Total 204.1 214.4 205.6 207.2 206.8 208.4 210.6 210.5 210.5 210.0 210.7 209.9 211.2 211.9 207.2 210.5 209.9 Fixed line customers 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 FY16 FY17 FY18 Russia 2.2 2.2 2.1 2.2 2.2 2.2 2.2 2.2 2.3 2.3 2.3 2.4 2.4 2.5 2.2 2.2 2.4 Algeria - - - - - - - - - - - - - - - - - Pakistan - - - - - - - - - - - - - - - - - Bangladesh - - - - - - - - - - - - - - - - - Ukraine 0.8 0.8 0.8 0.8 0.8 0.8 0.8 0.8 0.8 0.9 0.9 0.9 0.9 1.0 0.8 0.8 0.9 Uzbekistan - - - - - - - - - - - - - - - - - Other 0.4 0.4 0.4 0.4 0.4 0.4 0.5 0.4 0.5 0.5 0.5 0.5 0.6 0.5 0.1 0.3 0.5 Total 3.4 3.4 3.3 3.4 3.4 3.4 3.5 3.5 3.6 3.6 3.7 3.8 3.9 3.9 3.1 3.5 3.8

Russia index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 IFRS 16 1Q19** 2Q19 IFRS 16 2Q19** FY16 FY17 FY18 Total operating revenue 885 1,008 1,091 1,112 1,097 1,197 1,229 1,206 1,166 1,174 1,172 1,142 1,048 1,048 1,124 1,124 4,097 4,728 4,654 EBITDA 328 414 413 419 409 471 479 430 443 441 418 375 468 82 386 498 85 413 1,574 1,789 1,677 EBITDA margin (%) 37.0% 41.1% 37.9% 37.7% 37.3% 39.4% 39.0% 35.7% 38.0% 37.6% 35.7% 32.8% 44.7% 36.9% 44.3% 36.8% 38.4% 37.8% 36.0% Capital expenditures (CAPEX) 48 115 149 350 117 141 191 237 162 220 194 194 268 38 230 309 68 241 662 685 771 CAPEX excluding licenses 43 109 146 345 114 138 185 230 158 215 188 180 264 38 226 303 68 235 643 667 742 MOBILE 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 IFRS 16 1Q19 2Q19 IFRS 16 2Q19 FY16 FY17 FY18 Total operating revenues 733 843 914 940 932 1,023 1,058 1,040 1,010 1,029 1,038 1,008 919 919 992 992 3,430 4,054 4,085 Service Revenue (Mobile) 696 816 879 886 890 974 1,003 976 954 932 908 884 831 831 883 883 3,276 3,843 3,679 Data Revenue (Mobile) 160 187 208 223 236 254 259 263 266 250 240 240 227 227 239 239 778 1,012 996 Customers (mln) 57.7 57.5 58.4 58.3 57.0 58.3 58.8 58.2 56.3 56.4 56.2 55.3 54.2 54 54.3 54 58.3 58.2 55.3 Mobile data customers (mln) 32.6 33.7 36.2 36.6 36.4 38.1 39.1 38.4 36.7 36.6 37.3 36.8 35.1 35 35.8 36 36.6 38.4 36.8 ARPU (USD) 3.9 4.7 5.0 5.0 5.1 5.6 5.7 5.5 5.5 5.5 5.3 5.3 5.0 5 5.4 5 n.a. n.a. n.a. MOU, min 315 337 336 335 324 337.71 325.32 322.88 307.20 323.43 315.12 317.00 296.94 297 304.61 305 n.a. n.a. n.a. Churn 3 months active base (quarterly), % 16% 14% 14% 15% 16% 13% 15% 15% 14% 11% 12% 14% 13% 13% 12% 12% n.a. n.a. n.a. MBOU 1,931 1,906 2,037 2,308 2,565 2,716 2,816 3,047 3,234 3,454 3,773 4,285 4,697 4,697 5,046 5,046 n.a. n.a. n.a. FIXED-LINE 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 IFRS 16 1Q19 2Q19 IFRS 16 2Q19 FY16 FY17 FY18 Total operating revenue 152 165 178 172 165 173 172 165 156 145 134 134 129 129 132 132 667 675 569 Service revenue 151 165 177 172 164 173 172 164 156 144 133 132 129 129 131 131 665 673 566 Broadband revenue 43 45 43 45 46 45 44 43 45 41 37 40 41 41 42 42 177 177 163 Broadband customers (mln) 2.2 2.2 2.1 2.2 2.2 2.2 2.2 2.2 2.3 2.3 2.3 2.4 2.4 2 2.5 2 2.2 2.2 2.4 Broadband ARPU (USD) 6.2 6.9 6.8 6.9 6.9 6.9 6.5 5.7 6.7 6.45 6.34 5.76 5.55 5.55 5.74 5.74 n.a. n.a. n.a. FTTB revenue 43 44 43 45 45 44 43 43 44 44 43 40 40 40 41 41 175 175 171 FTTB customers (mln) 2.2 2.1 2.1 2.2 2.2 2.2 2.2 2.2 2.3 2.3 2.3 2.4 2.4 2 2.4 2 2.2 2.2 2.4 FTTB ARPU (USD) 6.2 6.8 6.7 6.9 6.9 6.8 6.5 6.4 6.6 6.4 6.3 5.7 5.5 5.5 5.7 5.7 n.a. n.a. n.a. (in RUB millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 IFRS 16 1Q19** 2Q19 IFRS 16 2Q19** FY16 FY17 FY18 Total operating revenue 65,921 66,423 70,529 70,130 64,507 68,407 72,559 70,415 66,351 72,542 76,750 75,895 69,247 69,247 72,554 72,554 273,003 275,887 291,539 EBITDA 24,410 27,269 26,710 26,401 24,070 26,925 28,239 25,108 25,204 27,243 27,376 24,894 30,934 5,405 25,530 32,172 5,503 26,669 104,790 104,342 104,717 EBITDA margin (%) 37.0% 41.1% 37.9% 37.6% 37.3% 39.4% 38.9% 35.7% 38.0% 37.6% 35.7% 32.8% 44.7% 36.9% 44.3% 36.8% 38.4% 37.8% 35.9% Capital expenditures (CAPEX) 3,551 7,556 9,652 21,938 6,834 8,087 11,234 13,847 9,232 13,625 12,690 12,903 17,737 2,503 15,233 19,957 4,383 15,574 42,697 40,003 48,450 CAPEX excluding licenses 3,181 7,191 9,444 21,615 6,695 7,882 10,906 13,435 9,007 13,321 12,310 11,966 17,465 2,503 14,962 19,541 4,383 15,157 41,432 38,918 46,604 MOBILE 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 IFRS 16 1Q19 2Q19 IFRS 16 2Q19 FY16 FY17 FY18 Total operating revenues 54,586 55,537 59,044 59,276 54,822 58,491 62,417 60,771 57,452 63,576 67,975 67,004 60,708 60,708 64,047 64,047 228,443 236,501 256,008 Service revenue 51,835 53,730 56,784 55,844 52,348 55,674 59,164 57,001 54,282 57,609 59,471 58,761 54,933 54,933 56,992 56,992 218,192 224,186 230,123 Data Revenue 11,942 12,316 13,426 14,088 13,903 14,510 15,284 15,344 15,138 15,417 15,749 15,955 15,021 15,021 15,450 15,450 51,773 59,041 62,259 Customers (mln) 57.7 57.5 58.4 58.3 57.0 58.3 58.8 58.2 56.3 56.4 56.2 55.3 54.2 54.2 54.3 54.3 58.3 58 55 Mobile data customers (mln) 32.6 33.7 36.2 36.6 36.4 38.1 39.1 38.4 36.7 36.6 37.3 36.8 35.1 35.1 35.8 35.8 37 38 37 ARPU (RUB) 293 309 324 317 302 320 334 324 315 338 350 350 333 333 348 348 n.a. n.a. n.a. MOU (min) 315 337 336 335 324 338 325 323 307 323 315 317 297 297 305 305 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 16% 14% 14% 15% 16% 13% 15% 15% 14% 11% 12% 14% 13% 13% 12% 12% n.a. n.a. n.a. MBOU 1,931 1,906 2,037 2,308 2,565 2,716 2,816 3,047 3,234 3,454 3,773 4,285 4,697 4,697 5,046 5,046 n.a. n.a. n.a. FIXED-LINE 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 IFRS 16 1Q19 2Q19 IFRS 16 2Q19 FY16 FY17 FY18 Total operating revenue 11,335 10,886 11,485 10,854 9,685 9,916 10,142 9,644 8,899 8,966 8,775 8,891 8,539 8,539 8,507 8,507 44,560 39,386 35,530 Service revenue 11,271 10,848 11,459 10,840 9,660 9,889 10,114 9,608 8,867 8,901 8,737 8,790 8,502 8,502 8,465 8,465 44,418 39,271 35,295 Broadband revenue 3,061 2,941 2,806 2,807 2,650 2,579 2,532 2,508 2,560 2,547 2,532 2,700 2,661 2,661 2,711 2,711 11,615 10,269 10,340 Broadband customers (mln) 2.2 2.2 2.1 2.2 2.2 2.2 2.2 2.2 2.3 2.3 2.3 2.4 2.4 2.4 2.5 2.5 2.2 2.2 2.4 Broadband ARPU (RUB) 463 452 436 435 405 392 384 376 379 373 366 383 369 369 371 371 n.a. n.a. n.a. FTTB revenue 3,013 2,897 2,775 2,776 2,623 2,548 2,508 2,484 2,526 2,518 2,506 2,671 2,631 2,631 2,662 2,662 11,460 10,163 10,221 FTTB customers (mln) 2.2 2.1 2.1 2.2 2.2 2.2 2.2 2.2 2.3 2.3 2.3 2.4 2.4 2.4 2.4 2.4 2.2 2.2 2.4 FTTB ARPU (RUB) 461 450 436 433 403 390 383 375 376 371 364 380 366 366 365 365 n.a. n.a. n.a. ** include IFRS 16 adj's

Ukraine index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 IFRS 16 1Q19** 2Q19 IFRS 16 2Q19** FY16 FY17 FY18 Total operating revenue 135 146 155 150 143 153 167 159 156 173 180 179 188 188 212 212 586 622 688 EBITDA 71 80 86 69 77 87 91 92 89 95 104 100 118 5 113 138 6 132 306 347 387 EBITDA margin (%) 52.5% 55.0% 55.4% 46.3% 53.6% 56.8% 54.4% 58.0% 56.7% 55.1% 57.5% 55.8% 62.9% 60.2% 65.0% 62.4% 52.3% 55.7% 56.3% Capital expenditures (CAPEX) 10 30 34 33 29 38 27 20 91 120 28 35 36 7 29 44 6 38 106 114 275 CAPEX excluding licenses 9 29 33 32 27 27 25 20 26 35 27 27 36 7 29 43 6 37 104 98 115 MOBILE 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 IFRS 16 1Q19 2Q19 IFRS 16 2Q19 FY16 FY17 FY18 Total operating revenue 125 136 144 139 132 143 156 149 145 161 169 168 175 175 198 198 545 580 644 Service revenue 125 135 144 139 132 142 155 148 145 160 168 167 175 175 198 198 542 577 641 Data Revenue 19.3 21.5 25.9 28.2 31.2 35.3 43.4 44.6 49.2 60.1 74.7 79.3 90.0 90.0 104.8 104.8 95 154 263 Customers (mln) 25.3 25.4 26.3 26.1 26.0 26.1 26.4 26.5 26.5 26.5 26.6 26.4 26.3 26.3 26.2 26.2 26.1 26.5 26.4 ARPU (USD) 1.6 1.7 1.8 1.7 1.7 1.8 1.9 1.8 1.8 2.0 2.1 2.1 2.2 2.2 2.5 2.5 n.a. n.a. n.a. MOU (min) 572 559 544 565 574 573 570 589 586 580 565 584 585 585 571 571 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 5.0% 4.5% 2.6% 6.2% 5.3% 4.4% 4.4% 5.0% 4.8% 4.8% 5.2% 5.6% 4.4% 4.4% 4.7% 4.7% n.a. n.a. n.a. FIXED-LINE 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 IFRS 16 1Q19 2Q19 IFRS 16 2Q19 FY16 FY17 FY18 Total operating revenue 10 10 10 10 11 10 11 11 11 11 11 11 12 12 13 13 41 43 44 Service revenue 10 10 10 10 11 10 11 11 11 11 11 11 12 12 13 13 41 43 44 Broadband revenue 6 6 6 6 6 6 6 6 7 7 7 7 8 8 8 8 24 26 27 Broadband customers (mln) 0.8 0.8 0.8 0.8 0.8 0.8 0.8 0.8 0.8 0.9 0.9 0.9 0.9 0.9 1.0 1.0 0.8 0.8 0.9 Broadband ARPU (USD) 2.3 2.5 2.5 2.5 2.6 2.6 2.7 2.6 2.6 2.8 2.6 2.5 2.8 2.8 2.9 2.9 n.a n.a n.a (in UAH millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 IFRS 16 1Q19** 2Q19 IFRS 16 2Q19** FY16 FY17 FY18 Total operating revenue 3,468 3,689 3,922 3,881 3,871 4,058 4,316 4,297 4,263 4,521 4,925 5,009 5,125 5,125 5,624 5,624 14,960 16,542 18,719 EBITDA 1,822 2,027 2,170 1,793 2,073 2,305 2,349 2,494 2,412 2,490 2,833 2,793 3,223 140 3,083 3,656 148 3,508 7,811 9,221 10,529 EBITDA margin (%) 52.5% 54.9% 55.3% 46.2% 53.6% 56.8% 54.4% 58.0% 56.6% 55.1% 57.5% 55.8% 62.9% 60.2% 65.0% 62.4% 52.2% 55.7% 56.2% Capital expenditures (CAPEX) 264 745 868 847 782 1,009 697 535 2,416 3,152 772 982 983 188 795 1,159 160 998 2,723 3,023 7,322 CAPEX excluding licenses 249 727 860 836 737 705 643 534 687 927 737 749 983 188 795 1,152 160 991 2,672 2,618 3,100 MOBILE 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 IFRS 16 1Q19 2Q19 IFRS 16 2Q19 FY16 FY17 FY18 Total operating revenue 3,209 3,427 3,661 3,611 3,576 3,781 4,042 4,012 3,968 4,224 4,624 4,698 4,772 4,772 5,248 5,248 13,908 15,411 17,513 Service revenue 3,199 3,399 3,652 3,601 3,560 3,768 4,024 3,986 3,949 4,200 4,602 4,671 4,763 4,763 5,257 5,257 13,851 15,338 17,421 Data Revenue 496 544 659 731 845 933 1,123.1 1,201.7 1,340.9 1,574.1 2,044.8 2,217.1 2,453.7 2,453.7 2,784.4 2,784.4 2,429 4,103 7,177 Customers (mln) 25.3 25.4 26.3 26.1 26.0 26.1 26.4 26.5 26.5 26.5 26.6 26.4 26.3 26.3 26.2 26.2 26.1 26.5 26.4 ARPU (UAH) 41.6 43.8 46.2 45.2 44.9 47.5 50.0 49.3 48.7 52.1 57.2 58.2 59.8 59.8 66.2 66.2 n.a. n.a. n.a. MOU (min) 572 559 544 565 574 573 570 589 586 580 565 584 585 585 571 571 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 5.0% 4.5% 2.6% 6.2% 5.3% 4.4% 4.4% 5.0% 4.8% 4.8% 5.2% 5.6% 4.4% 4.4% 4.7% 4.7% n.a. n.a. n.a. FIXED-LINE 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 IFRS 16 1Q19 2Q19 IFRS 16 2Q19 FY16 FY17 FY18 Total operating revenue 259 262 261 270 295 277 275 285 295 297 302 311 329 329 333 333 1,052 1,132 1,206 Service revenue 259 262 261 270 295 277 275 285 295 297 302 311 329 329 333 333 1,052 1,132 1,206 Broadband revenue 148 150.7 150.0 156 170 169 167 170 181 185 186 190 209 209 215 215 604 678 741 Broadband customers (mln) 0.8 0.81 0.80 0.8 0.8 0.8 0.80 0.86 0.84 0.86 0.88 0.91 0.94 0.94 0.96 0.96 0.8 0.8 0.9 Broadband ARPU (UAH) 61 61.9 62.18 64 69 70 69.2 68.3 71.0 72.6 71.1 70.5 75.2 75.2 75.8 75.8 n.a n.a n.a ** include IFRS 16 adj's

Pakistan index page (in USD millions, unless stated otherwise, unaudited) MOBILE 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 IFRS 16 1Q19** 2Q19 IFRS 16 2Q19** FY16 FY17 FY18 Total operating revenue 351 361 368 369 370 386 391 379 368 363 395 368 362 362 347 347 1,450 1,525 1,494 Service revenue 332 341 345 346 345 359 363 350 341 337 369 344 337 337 324 324 1,364 1,418 1,391 EBITDA 136 130 147 129 154 167 208 173 175 174 192 173 183 13 170 185 11 175 542 703 713 EBITDA margin (%) 38.7% 36.0% 40.0% 34.9% 41.8% 43.3% 53.3% 45.8% 47.5% 47.9% 48.5% 47.0% 50.7% 47.1% 53.4% 50.3% 37.4% 46.1% 47.7% Capital expenditures (CAPEX) 20 57 73 96 35 360 78 63 66 57 33 43 53 1 52 66 1 65 246 535 199 CAPEX excluding licenses 20 57 73 96 35 65 78 63 66 57 33 43 53 1 52 66 1 65 246 240 199 Data Revenue 38.8 37.6 43.8 47.7 49.9 54.9 60.5 60.0 62.9 67.5 92.3 88.6 97.3 97.3 85.2 85.2 167.9 225 311 Customers (mln) 48.3 49.3 51.0 51.6 52.5 52.5 53.1 53.6 55.1 55.5 56.1 56.2 58.3 58.3 59.5 59.5 51.6 53.6 56.2 ARPU (USD) 2.4 2.3 2.3 2.3 2.2 2.3 2.3 2.2 2.1 2.0 2.2 2.0 2.0 2.0 1.8 1.8 n.a. n.a. n.a. MOU (min) 580 566 522 540 515 520 512 515 538 543 531 539 548 548 520 520 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 5.5% 4.3% 5.4% 6.0% 4.1% 6.1% 6.1% 6.8% 4.3% 5.3% 5.9% 5.4% 2.7% 2.7% 4.2% 4.2% n.a. n.a. n.a. MBOU 304 292 421 464 465 509 573 672 821 950 1,227 1,373 1,669 1,669 1,831 1,831 n.a. n.a. n.a. (in PKR billions, unless stated otherwise, unaudited) MOBILE 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 IFRS 16 1Q19** 2Q19 IFRS 16 2Q19** FY16 FY17 FY18 Total operating revenue 36.8 37.8 38.5 38.7 38.7 40.4 41.2 40.3 40.9 42.4 48.9 49.5 50.5 50.5 51.0 51.0 151.8 161 182 Service revenue 34.7 35.7 36.1 36.2 36.2 37.7 38.2 37.3 37.9 39.4 45.7 46.2 47.1 47.1 47.7 47.7 142.8 149 169 EBITDA 14.2 13.6 15.4 13.5 16.2 17.5 22.0 18.4 19.4 20.4 24 23 25.6 1.8 23.8 27.3 1.6 25.7 56.8 74 87 EBITDA margin (%) 38.7% 36.0% 40.0% 34.9% 41.8% 43.3% 53.3% 45.7% 47.5% 48.2% 48.5% 47.0% 50.7% 47.1% 53.5% 50.4% 37.4% 46.1% 47.8% Capital expenditures (CAPEX) 2.1 5.9 7.6 10.1 3.6 37.7 8.2 6.6 7.3 6.7 4.0 5.9 7.4 0.2 7.2 9.7 -0.1 9.8 25.7 56 24 CAPEX excluding licenses 2.1 5.9 7.6 10.1 3.6 6.8 8.2 6.6 7.3 6.7 4.0 5.9 7.4 0.2 7.2 9.7 -0.1 9.8 25.7 25 24 Data Revenue 4.1 3.9 4.6 5.0 5.2 5.8 6.4 6.4 7.0 7.9 11.4 11.9 13.6 13.6 12.5 12.5 17.6 24 38 Customers (mln) 48.3 49.3 51.0 51.6 52.5 52.5 53.1 53.6 55.1 55.5 56.1 56.2 58.3 58.3 59.5 59.5 51.6 53.6 56.2 ARPU (PKR) 247 245 241 244 231 238 240.9 232.4 232.2 236.9 272.3 264.8 272.4 272.4 268.2 268.2 n.a. n.a. n.a. MOU (min) 580 566 522 540 515 520 512 515 538 543 531 539 548 548 520 520 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 5.5% 4.3% 5.4% 6.0% 4.1% 6.1% 6.1% 6.8% 4.3% 5.3% 5.9% 5.4% 2.7% 2.7% 4.2% 4.2% n.a. n.a. n.a. MBOU 304 292 421 464 465 509 573 672 821 950 1,227 1,373 1,669 1,669 1,831 1,831 n.a. n.a. n.a. ** include IFRS 16 adj's

Algeria index page (in USD millions, unless stated otherwise, unaudited) MOBILE 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 IFRS 16 1Q19** 2Q19 IFRS 16 2Q19** FY16 FY17 FY18 Total operating revenue 279 251 264 246 232 232 238 214 203 200 207 203 192 192 187 187 1,040 915 813 Service revenue 276 248 263 244 228 228 233 210 201 198 206 195 192 192 187 187 1,031 898 801 EBITDA 158 128 135 125 114 104 115 92 91 87 93 93 89 8 81 84 9 75 547 426 363 EBITDA margin (%) 56.8% 51.1% 51.3% 50.9% 49.2% 45.1% 48.5% 42.9% 44.9% 43.4% 44.9% 45.7% 46.3% 42.1% 44.6% 39.8% 52.6% 46.5% 44.7% Capital expenditures (CAPEX) 27 43 76 56 26 29 42 35 14 28 16 49 21 2 20 29.0 0.4 29 202 132 107 CAPEX excluding licenses 27 43 39 56 26 29 42 35 14 28 16 49 21 2 20 29 0.4 29 165 132 107 Data Revenue 16.2 15.7 19.3 21.9 25.1 29.8 29.9 28.7 43.5 50.6 47.9 46.4 52.8 52.8 53.7 53.7 73.1 113 188 Customers (mln) 16.7 16.3 15.9 16.3 16.1 15.5 15.2 15.0 15.3 15.5 15.6 15.8 16.0 16.0 15.6 15.6 16.3 15.0 15.8 ARPU (USD) 5.4 5.0 5.4 5.0 4.7 4.8 5.0 4.6 4.4 4.3 4.4 4.1 4.0 4.0 3.9 3.9 n.a. n.a. n.a. MOU (min) 351 339 335 323 365 379 415 430 437 447 448 437 420 420 413 413 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 9.0% 9.8% 9.4% 9.9% 9.9% 10.6% 10.4% 11.0% 10.4% 10.0% 9.9% 11.7% 12.2% 12.2% 15.7% 15.7% n.a. n.a. n.a. MBOU 295 304 345 447 573 478 515 561 1,065 1,643 1,823 2,191 2,244 2,244 2,703 2,703 n.a. n.a. n.a. (in DZD billions, unless stated otherwise, unaudited) MOBILE 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 IFRS 16 1Q19** 2Q19 IFRS 16 2Q19** FY16 FY17 FY18 Total operating revenue 30.0 27.4 29.0 27.2 25.5 25.3 26.2 24.5 23.1 23.1 24.4 24.1 22.8 22.8 22.3 22.3 114 101 95 Service revenue 29.7 27.2 28.9 26.9 25.0 24.9 25.6 24.1 23.0 22.9 24.3 23.2 22.7 22.7 22.3 22.3 113 100 93 EBITDA 17.1 14.0 14.9 13.9 12.5 11.4 12.7 10.5 10.4 10.0 11.0 11.0 10.6 0.9 9.6 10.0 1.1 8.9 60 47 42 EBITDA margin (%) 56.8% 51.1% 51.3% 50.9% 49.2% 45.1% 48.5% 42.9% 44.9% 43.4% 44.9% 45.7% 46.3% 42.1% 44.6% 39.8% 52.6% 46.5% 44.7% Capital expenditures (CAPEX) 2.9 4.7 8.3 6.2 2.9 3.1 4.6 4.0 1.6 3.3 1.9 5.8 2.5 0.2 2.3 3.5 0.1 3.4 22 15 13 CAPEX excluding licenses 2.9 4.7 4.3 6.2 2.9 3.1 4.6 4.0 1.6 3.3 1.9 5.8 2.5 0.2 2.3 3.5 0.1 3.4 18 15 13 Data Revenue 1.7 1.7 2.1 2.4 2.8 3.2 3.3 3.3 5.0 5.9 5.7 5.5 6.3 6.3 6.4 6.4 8.0 13 22 Customers (mln) 16.7 16.3 15.9 16.3 16.1 15.5 15.2 15.0 15.3 15.5 15.6 15.8 16.0 16.0 15.6 15.6 16.3 15.0 15.8 ARPU (DZD) 586 546 593 555 513 522 553.4 528.3 503.7 495.5 518.1 489.0 474.3 474.3 468.6 468.6 n.a. n.a. n.a. MOU (min) 351 339 335 323 365 379 414.9 430 437 447 448 437 420 420 413 413 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 9% 10% 9% 10% 10% 11% 10.4% 11.0% 10.4% 10.0% 9.9% 11.7% 12.2% 12.2% 15.7% 15.7% n.a. n.a. n.a. MBOU 295 304 345 447 573 478 514.7 561 1,065 1,643 1,823 2,191 2,244 2,244 2,703 2,703 n.a. n.a. n.a. ** include IFRS 16 adj's

Bangladesh index page (in USD millions, unless stated otherwise, unaudited) MOBILE 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 IFRS 16 1Q19** 2Q19 IFRS 16 2Q19** FY16 FY17 FY18 Total operating revenue 155 157 157 152 151 148 144 131 129 131 131 130 134 134 137 137 621 574 521 Service revenue 153 152 153 147 147 144 140 127 125 125 127 127 131 131 134 134 606 557 504 EBITDA 70 69 73 55 69 61 56 47 47 45 47 45 60 10 50 55 10 45 267 233 183 EBITDA margin (%) 45.3% 43.7% 46.7% 36.4% 45.9% 41.1% 38.6% 36.1% 36.1% 34.4% 35.9% 34.3% 44.8% 37.4% 39.8% 32.7% 43.1% 40.6% 35.2% Capital expenditures (CAPEX) 17 33 22 65 10 18 28 46 385 21 9 8 16 2 14 22 0.4 21 137 101 423 CAPEX excluding licenses 17 33 22 65 10 18 28 46 55 21 9 8 16 2 14 22 0.4 21 137 101 93 Data Revenue 13.6 14.9 16.6 17.5 19.2 19.0 20.5 19.2 19.8 21.0 22.2 23.6 26.7 26.7 26.7 26.7 63 78 87 Customers (mln) 31.6 31.1 29.0 30.4 30.5 30.7 31.4 31.3 32.2 32.0 32.3 32.3 33.0 33.0 32.9 32.9 30.4 31.3 32.3 ARPU (USD) 1.6 1.6 1.7 1.6 1.6 1.6 1.5 1.3 1.3 1.3 1.3 1.3 1.3 1.3 1.4 1.4 n.a. n.a. n.a. MOU (min) 311.4 315.7 321.9 321.7 305.4 285.4 280.1 274.3 271.6 270.0 254.7 231.7 231.6 231.6 235.7 235.7 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 4.5% 4.7% 13.9% 4.6% 5.5% 5.4% 5.9% 6.9% 6.0% 6.7% 5.9% 7.5% 6.2% 6.2% 7.9% 7.9% n.a. n.a. n.a. MBOU 157 167 254 391 304 364 523 580 600 684 734 1,024 1,200 1,200 1,250 1,250 n.a. n.a. n.a. (in BDT billions, unless stated otherwise, unaudited) MOBILE 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 IFRS 16 1Q19** 2Q19 IFRS 16 2Q19** FY16 FY17 FY18 Total operating revenue 12.2 12.3 12.3 12.0 12.0 12.0 11.7 10.8 10.7 10.9 11.0 11.0 11.2 11.2 11.5 11.5 48.7 46 44 Service revenue 12.0 11.9 12.0 11.6 11.7 11.6 11.3 10.4 10.4 10.5 10.7 10.7 11.0 11.0 11.3 11.3 47.5 45 42 EBITDA 5.5 5.4 5.7 4.4 5.5 4.9 4.5 3.9 3.9 3.8 4.0 3.8 5.0 0.8 4.2 4.6 0.8 3.8 21.0 19 15 EBITDA margin (%) 45.3% 43.7% 46.7% 36.4% 46.0% 41.1% 38.6% 36.1% 36.1% 34.4% 35.9% 34.3% 44.8% 37.4% 39.8% 32.7% 43.1% 40.5% 35.2% Capital expenditures (CAPEX) 1.3 2.6 1.7 5.1 0.8 1.4 2.3 3.7 32.1 1.7 0.8 0.7 1.3 0.2 1.2 1.8 0.0 1.8 10.7 8 35 CAPEX excluding licenses 1.3 2.6 1.7 5.1 0.8 1.4 2.3 3.7 4.6 1.7 0.8 0.7 1.3 0.2 1.2 1.8 0.0 1.8 10.7 8 8 Data Revenue 1.1 1.2 1.3 1.4 1.5 1.5 1.7 1.6 1.6 1.8 1.9 2.0 2.2 2.2 2.3 2.3 4.9 6 7 Customers (mln) 31.6 31.1 29.0 30.4 30.5 30.7 31.4 31.3 32.2 32.0 32.3 32.3 33.0 33.0 32.9 32.9 30.4 31.3 32.3 ARPU (BDT) 125 126 133 130 128 127 121 111 109 109 110 110 112 112 114 114 n.a. n.a. n.a. MOU (min) 311 316 322 322 305 285 280 274 272 270 255 232 232 232 236 236 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 4.5% 4.7% 13.9% 4.6% 5.5% 5.4% 5.9% 6.9% 6.0% 6.7% 5.9% 7.5% 6.2% 6.2% 7.9% 7.9% n.a. n.a. n.a. MBOU 157 167 254 391 304 364 523 580 600 684 734 1,024 1,200 1,200 1,250 1,250 n.a. n.a. n.a. ** include IFRS 16 adj's

Uzbekistan index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 IFRS 16 1Q19** 2Q19 IFRS 16 2Q19** FY16 FY17 FY18 Total operating revenue 165 164 169 165 153 152 130 78 76 79 83 77 64 64 67 67 663 513 315 EBITDA 100 94 96 105 79 83 67 33 34 35 37 31 31.8 1 30.8 34.9 2 33.3 395 261 136 EBITDA margin (%) 60.8% 57.1% 57.1% 63.3% 51.5% 54.2% 51.2% 42.5% 44.8% 43.6% 44.7% 40.0% 49.8% 48.3% 52.1% 49.6% 59.6% 50.9% 43.3% Capital expenditures (CAPEX) 30 16 38 91 22 16 10 15 9 16 9 5 30 3 28 14 3 11 174 63 39 CAPEX excluding licenses 30 16 38 91 22 16 10 15 9 16 9 5 30 3 28 14 3 11 174 63 39 MOBILE 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 IFRS 16 1Q19 2Q19 IFRS 16 2Q19 FY16 FY17 FY18 Total operating revenue 164 163 168 164 152 151 129 77 75 79 82 76 63 63 66 66 659 510 313 Service revenue 164 163 168 164 152 151 129 77 75 79 82 76 63 63 66 66 659 509 312 Data Revenue 36.4 37.3 38.3 40.2 40.0 36.9 31.0 20.1 22.8 26.7 28.7 29.8 28.1 28 30.1 30 152 127.9 108.1 Customers (mln) 9.5 9.3 9.6 9.5 9.5 9.6 9.5 9.7 9.6 9.3 9.1 9.1 9.0 9 8.7 9 9.5 9.7 9.1 ARPU (USD) 5.6 5.7 5.9 5.7 5.3 5.3 4.5 2.7 2.6 2.7 3.0 2.8 2.3 2 2.5 2 n.a. n.a. n.a. MOU (min) 482 535 580 568 545 578 581 574 546 568 596 608 576 576 616 616 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 12% 12% 10% 12% 12% 13% 15% 14% 14% 16% 16% 15% 14% 14% 16% 16% n.a. n.a. n.a. FIXED-LINE 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 IFRS 16 1Q19 2Q19 IFRS 16 2Q19 FY16 FY17 FY18 Total operating revenue 1.2 1.1 1.1 1.0 1.0 1.0 0.8 0.5 0.5 0.6 0.6 0.5 0.4 0.4 0.4 0.4 4.5 3.3 2.2 Service revenue 1.2 1.1 1.1 1.0 1.0 1.0 0.8 0.5 0.5 0.6 0.6 0.5 0.4 0.4 0.4 0.4 4.5 3.3 2.2 (in UZS billions, unless stated otherwise, unaudited) CONSOLIDATED 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 IFRS 16 1Q19** 2Q19 IFRS 16 2Q19** FY16 FY17 FY18 Total operating revenue 469 479 502 518 513 576 625 628 617 635 651 635 535 535 568 568 1,967 2,342 2,538 EBITDA 285 273 287 328 265 313 316 267 276 277 291 254 266 8 258 296 14 282 1,173 1,160 1,098 EBITDA margin (%) 60.8% 57.1% 57.1% 63.5% 51.6% 54.3% 50.6% 42.5% 44.8% 43.5% 44.7% 40.0% 49.8% 48.3% 52.1% 49.6% 59.6% 49.5% 43.3% Capital expenditures (CAPEX) 85 47 112 289 75 60 50 120 75 132 71 38 253 23 230 119 22 96 533 304 315 CAPEX excluding licenses 85 47 112 289 75 60 50 120 75 132 71 38 253 23 230 119 22 96 533 304 315 MOBILE 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 IFRS 16 1Q19 2Q19 IFRS 16 2Q19 FY16 FY17 FY18 Total operating revenue 465 475 499 514 510 572 621 624 612 630 646 631 531 531 563 563 1,954 2,327 2,520 Service revenue 465 475 499 514 510 572 620 621 612 629 645 630 531 531 563 563 1,953 2,323 2,517 Data Revenue 103.4 108.7 114.0 126.1 134.2 139.4 149.4 162.1 186.3 213.5 225.4 246.5 235.5 235.5 255.4 255.4 452 585.1 872 Customers (mln) 9.5 9.3 9.6 9.5 9.5 9.6 9.5 9.7 9.6 9.3 9.1 9.1 9.0 9 8.7 9 9.5 9.7 9.1 ARPU (UZS) 15,877 16,720 17,527 17,925 17,767 19,847 21,484 21,672 21,152 22,018 23,257 22,917 19,446 19,446 20,873 20,873 n.a. n.a. n.a. MOU (min) 482 535 580 568 545 578 581 574 546 568 596 608 576 576 616 616 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 12% 12% 10% 12% 12% 13% 15% 14% 14% 16% 16% 15% 14% 14% 16% 16% n.a. n.a. n.a. FIXED-LINE 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 IFRS 16 1Q19 2Q19 IFRS 16 2Q19 FY16 FY17 FY18 Total operating revenue 3.5 3.3 3.3 3.2 3.4 3.7 3.9 4.0 4.3 5.1 4.4 3.9 3.6 3.6 3.4 3.4 13.3 15.1 17.6 Service revenue 3.5 3.3 3.3 3.2 3.4 3.7 3.9 4.0 4.2 5.0 4.3 3.8 3.5 3.5 3.4 3.4 13.2 15.0 17.4 ** include IFRS 16 adj's